 **LEGION PARTNERS**

April 3, 2023

Dear Fellow Primo Water Shareowner,

Legion Partners Asset Management, LLC (together with its affiliates, "Legion Partners" or "we") is a significant shareowner of Primo Water Corporation (TSX/NYSE: PRMW) ("Primo" or the "Company"), with a beneficial ownership position of approximately 1.5% of the Company's outstanding shares.

We believe the market opportunity for Primo has never been stronger. However, the right Board of Directors (the "Board") is needed to capitalize on it. We firmly believe that if our nominees are elected at Primo's upcoming annual and special meeting of shareowners (the "Annual Meeting") and their ideas are fully implemented, Primo may be able to **triple its share price over the next five years and produce EBITDA of over $630 million in fiscal 2027.**[1]

The Company will try to distract you with a narrative about how Primo is perpetually on the upswing and how the current plan is working. Shareowners know the real story – Primo's stock has long underperformed and is currently trading at the same price it was in 2016, over six years ago. The Company will also make personal attacks against our director nominees that are false and misleading and try to justify forcing us to defend our slate in court – spending your capital in the process – just so that you have the opportunity to vote on it. Don't be fooled. What this campaign is really about is **refreshing a stale and insular Board with experts in water delivery, beverage operations, marketing and finance who can immediately begin to help unlock Primo's full value**.

This is why we urge you to vote on the **WHITE universal proxy card** today for our director nominees, Timothy P. Hasara and Derek R. Lewis.

It should be noted that we have nominated two other highly-qualified directors – Henrik Jelert and Lori T. Marcus – for election to the Board who possess direct-to-consumer water delivery and digital marketing expertise, which is urgently needed at Primo. The Board has brazenly determined to not recognize these valid nominations, forcing Legion Partners to bring an application before the Ontario Superior Court of Justice (the "Court") in Canada and seek other legal remedies just to provide shareowners the opportunity to vote on their candidacies. We fully expect to be successful in one or more of these proceedings. However, until the Court or a regulator intervenes to require the Company to recognize their nominations, Legion Partners is soliciting for just two of its nominees that the Company has not blocked. Shareowners are urged to vote only on the **WHITE universal proxy card** today – not only to support the election of Messrs. Hasara and Lewis, but also to send a clear and unequivocal message to the Board that these **entrenchment tactics are not acceptable**, by **NOT voting for** the Company's long-tenured directors – Jeremy Fowden, Gregory Monahan, Billy Prim and Eric Rosenfeld**.**

We ask you to consider the following:

A track record of underperformance and failed oversight that is crystal clear.

Under the current Board, the Company has failed to deliver for shareowners or on its own operational targets.

- **Poor TSR.** Primo's total shareholder returns ("TSR") have underperformed over various time periods relative to its various peer groups and relevant indices. The Company will point to its more recent TSR performance as a sign that its current strategy is working. In our view, it is merely a sign of picking a favorable peer group and comparing itself to broad indices that have been impacted more severely than consumer staple companies in the market turmoil over the last year. In addition to underperforming a more relevant peer group that Legion Partners has selected, we note Primo's relative TSR vs. Russell 2000 Consumer Staples companies with above a $2 billion market cap was **negative 18%** over the past year.

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[1] Assumes 22% adjusted EBITDA margin (compared to 19% in 2022), and implementing a prudent capital spending program such that the return on invested capital ("ROIC") of Primo expands to 12% from its current level of 6%.

VOTE FOR ALL OF LEGION PARTNERS NOMINEES ON THE WHITE UNIVERSAL PROXY CARD

 LEGION PARTNERS

Primo vs.	Primo Relative TSR vs. Peer Groups and Major Benchmarks		
	1 Year	3 Year	5 Year
Legion-Selected Peers[1]	(7%)	(22%)	(83%)
Company-Selected Peers[2]	5%	(10%)	(65%)
ISS Peers[3]	4%	(1%)	(51%)
Russell 2000 (R2K)	11%	11%	(21%)
R2K Consumer Staples Peers[4]	(18%)	(147%)	(150%)

Primo relative TSR vs. R2K Consumer Staples peers was <u>negative 18% over 1 year</u>.

Source: Capital IQ (as of 12/30/2022). Notes: 1. Legion-Selected Peers include FIZZ, AQUA, XYL, PNR, PEP, KO, KDP, CWST, CLH, RSG, WCN, WM, ARMK, CTAS, UNF, LSE:RTO, ROL, CHE. 2. Company-Selected Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, RRX, ZWS, SRCL, TTEK, WTS. 3. ISS Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, ZWS, SRCL, TTEK, WTS, CXW, HCSG, CR, SAM. 4. R2K constituents with above $2B market cap as of 12/30/2022: BRBR, CALM, CELH, COKE, ELF, ENR, FIZZ, IPAR, JJSF, LANC, MGPI, NUS, SFM, SMPL, THS, TR, TWNK, UNFI, WDFC, WMK.

Consider this: $100 invested in Primo on 12/30/2017 is worth $101 on 12/31/2022. If you invested $100 in the Peer Group over the same period, it would be worth <u>**~70% more at $173**</u>.

- **Subpar operational performance**. In our view, these poor TSRs have been driven by operational failures and a resulting lack of credibility with the investor and sell side community. Primo's return on invested capital ("ROIC") has been particularly poor for years. We believe the incumbent directors have failed to effectively guide management and hold it accountable for these poor results. Primo's ROIC has not once exceeded its weighted average cost of capital, which we calculate at 7%. This point is particularly important since Primo is projected to deploy over $220 million of shareowner capital in 2023 for both capital expenditures and acquisitions, all of which continue to, in aggregate, generate an unacceptably low level of return.

- **Failed capital allocation oversight.** For 2022, the Company's capital expenditures totaled $208 million, or 9.4% of revenue. This is significantly higher than the $123 million per year (2021-2025) of capital spending that Primo's management team promised investors in August 2020 (5.4% of the average revenue forecasted at the time for 2021 to 2025).

  Subsequently, in November 2021, management increased the guidance for annual capital spending as a percentage of revenues to 7%, and indicated they would need an incremental $50 million per year for three years to fund investments in a laundry list of pet projects. No return metrics on these investments have been disclosed despite requests for this information.

  Until the Company's operational issues are fixed, including addressing its lack of organic growth despite completing over 70 tuck-in acquisitions since 2018 and bloated cost structure, we do not believe the Board's recent decision to pivot to a pure play water company will drive meaningful shareowner value.

A broken Board in need of refreshment.

For years, Primo has made changes to its Board around the fringes, while the four directors we believe exert the most influence in the boardroom have maintained control. Until this subset of directors is changed, we have no confidence that the Board's culture and alignment will improve, and it will finally be able to drive shareowner value.

- **A glaring lack of alignment.** We believe that the Board's failure to create long-term value for Primo's shareowners is in part tied to the fact that it does not appear that the Primo directors have much conviction in the long-term potential of the Company.

VOTE FOR ALL OF LEGION PARTNERS NOMINEES ON THE WHITE UNIVERSAL PROXY CARD



LEGION PARTNERS

The Board Chairman, Lead Independent Director and other long-tenured directors sold stock totaling $12.4 million within 20 days of announcing targeted 2024 Adjusted EBITDA on November 4, 2021. The average selling price of $18.70 was near Primo's highest price since 2005. So just after telling shareowners that the future looked bright, long-tenured directors Messrs. Fowden, Rosenfeld and Monahan sold over $12 million of stock. To make matters worse, Primo's revenue and Adjusted EBITDA missed guidance the following quarter and the stock has never recovered to the levels where Messrs. Fowden, Rosenfeld and Monahan sold shares in November 2021.

- **The core four.** We believe the directors who exert the most influence and bear the most responsibility for Primo's underperformance are the two former Company CEOs, Jeremy Fowden and Billy Prim, and two former significant investors in the Company from Crescendo Partners, L.P., Eric Rosenfeld and Gregory Monahan. Together, these two ex-CEOs and two members from the same fund that sold most of their Primo stock in 2011 have an **average tenure of 16 years**.[2] Until this group is disrupted, we believe the culture of Primo's boardroom will not meaningfully change. This is why we are encouraging shareowners to **not vote for all four of these directors.**

- **Insufficient refreshment.** Primo's recent director additions, sourced by a Board controlled by long-tenured directors, do not possess the most relevant skillsets to the Company's success and have failed to improve Primo's performance. Further, the recent refresh of just one retiring director[3] was inadequate, reactive and flawed given the new director's checkered past at Aramark (NYSE: ARMK). As research firm Gordon Haskett noted:

*That is the same Eric Foss that was about to be run out of Aramark at the time Mantle Ridge arrived in 2019. If PRMW adds him to its Human Resources & Compensation Committee, we might choke on laughter as **Aramark's pay packages doubled as a lightning rod for criticism during the Foss Era.** (March 20, 2023).*



Disregarding the rights of shareowners.

Rather than allow investors to vote on Legion Partners' slate of four exceptional nominees, Primo has resorted to false and misleading personal attacks and overreaching technicalities in an attempt to invalidate two of our nominees. We are currently before the Court and have sought relief from the Toronto Stock Exchange and Ontario Securities Commission in order to ensure shareowners have a right to vote on all four of our nominees. It is extremely unfortunate that the Board has not only resorted to this blatant entrenchment maneuver, but also that the Company's shareowners are the ones who are literally paying the price.

Consider the facts:
- In September 2022, Legion Partners seeks to actively engage with management and the Board regarding its concerns with the Company's performance
- On November 8, 2022, less than two months after Legion Partners first attempted to engage with Primo and three days before Legion Partners' first scheduled meeting with Primo's management, Primo amended its bylaws to impose new, restrictive advance notice bylaw provisions, including a questionnaire, blanket information requests and other provisions. Notably, in 2021, the Company walked back similar bylaw amendments after feedback from ISS and its shareowners
- After Legion Partners nominates, the Board attempts to invalidate the entire nomination by claiming the nominees omitted certain information on the very questionnaires the Board introduced, without shareowner approval, in their recent bylaw amendments
- After Legion Partners sues Primo, Primo announced that it will recognize two of Legion Partners' nominees, but refuses to recognize Mr. Jelert and Ms. Marcus
- Primo disparages Mr. Jelert and Ms. Marcus and exaggerates purported omissions in their questionnaires that are not material or required under applicable securities laws

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[2] Billy Prim founded Legacy Primo in 2004 and served on that board since inception and served as Executive Chairman from June 2017 until the closing of the Company's acquisition of Legacy Primo in March 2020.

[3] Primo's 03/31/22 proxy noted that Stephen Halperin will not stand for re-election at the 2023 Annual Meeting pursuant to Primo's Corporate Governance Guidelines (no director may stand for election or re-election to the Board after the director has reached the age of 73).

VOTE FOR ALL OF LEGION PARTNERS NOMINEES ON THE WHITE UNIVERSAL PROXY CARD

 LEGION PARTNERS

- Litigation is pending in the Court, with a hearing to be scheduled in the near term. If litigation is successful, any proxies received by Primo will be discarded and the Annual Meeting will likely need to be rescheduled

Primo's actions in the period since Legion Partners made contact with Primo in September 2022 have been transparently self-serving and heavy-handed, serving only to insulate its directors from a proxy contest, deny Legion Partners its fundamental right as a shareowner to nominate directors and to disenfranchise all of Primo's shareowners by denying them the opportunity to vote on Legion Partners' nominees. The bottom line is that a Board should not be permitted to weaponize its bylaws – that have yet to be approved by shareowners – to invalidate a nomination. Shareowners should have a choice.

The right nominees, the right skillsets.

We have nominated four independent, highly-qualified nominees for election to the Board. However, until the Court or a regulator intervenes to require the Company to recognize the valid nomination of Mr. Jelert and Ms. Marcus, Legion Partners has determined to solicit for the two Legion Partners Nominees. We expect that we will be successful in our legal proceedings and our slate of four will be fully recognized.[4]

Legion Partners' Nominees

Derek Lewis

Seasoned beverage operational executive with 35+ years of experience at PepsiCo and a recognized leader in inclusion and diversity

 

Tim Hasara   Public Board ☑

Founder, Managing Partner and CIO at Sinnet Capital with 27+ years of proven investment track record with substantial capital markets expertise

 

Legion Partners' Nominees Ready to Serve

Henrik Jelert

Former Head of ReadyRefresh at Nestlé Waters North America and BlueTriton Brands, responsible for the Direct-to-Consumer beverage delivery business

 

Lori Tauber Marcus   Public Board ☑

Experienced senior marketing executive at PepsiCo and Keurig Green Mountain with public board experience in food and beverage industry

 

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[4] There can be no assurance that the Court or a regulator will find in our favor. The Company has disclosed in its proxy statement that if a court determines that Legion Partners' nomination notice is valid with respect to either or both of Mr. Jelert and Ms. Marcus, all votes received on the Company's Blue proxy card will be disregarded and the Annual Meeting may need to be rescheduled. The same result will apply to votes on our WHITE proxy card if we are successful in Court or with a regulator.

VOTE FOR ALL OF LEGION PARTNERS NOMINEES ON THE WHITE UNIVERSAL PROXY CARD

 LEGION PARTNERS

Derek R. Lewis, age 56, is a seasoned beverage operational executive and a leading expert in diversity and inclusion initiatives.

- Mr. Lewis retired in 2023 after working for 35 years at PepsiCo. He held numerous leadership positions across the organization, including South Division president, senior vice president and general manager of field operations, and a role as vice president, consumer and category insights.

- From 2022 to 2023, Mr. Lewis served as President of PepsiCo Multicultural Organization, PepsiCo Beverages North America.

- As the first president of the PepsiCo Multicultural Organization, Mr. Lewis was responsible for accelerating retailer business development in multicultural communities, expanding existing successful programming, including Pepsi Dig In and the Black Restaurant Accelerator Program, all aimed at supporting Black and Hispanic communities and leveraging the scale of PepsiCo to drive investment in and support of diverse suppliers and partners.

- The equity focus of the Multicultural Organization included rebranding and national expansion of the successful Pepsi Stronger Together community engagement program, and elevating PepsiCo's efforts to be an employer of choice for diverse cohorts and supporting the company's employee resource groups to build a unified company that celebrates and thrives on the diversity of each employee.

- Outside PepsiCo, Mr. Lewis served on the board of the American Beverage Association.

- Mr. Lewis currently serves on the board of YMCA of Central Florida, and the Orlando Magic Youth Foundation. He also serves on the board of trustees for Hampton University. In addition, he is a member of the Executive Leadership Council, National Black MBA Association and Kappa Alpha Psi Fraternity, Inc.

- Mr. Lewis holds a BS in Business Management from Hampton University and an MBA in Management from Xavier University.

Timothy "Tim" Hasara, age 59, is a capital markets expert with a proven investment track record who also possesses valuable experience in corporate governance.

- Mr. Hasara is the Founder, Managing Partner, and Chief Investment Officer of Sinnet Capital Management, LLC ("Sinnet Capital"), a Microcap value fund, since 2021.

- Prior to Sinnet Capital, Mr. Hasara spent 27 years at Kennedy Capital Management, Inc. ("KCM") where he managed an Institutional Microcap Fund with over $1 billion in assets.

- Mr. Hasara began his investment career at KCM in 1994 as an analyst and was promoted to Portfolio Manager in 1995 of a Small Cap Value fund with several hundred million in assets. He began working on a new flagship microcap fund in 2004 and grew it from $25 million to over $1 billion in 2021.

- Mr. Hasara has served as Independent Director on the board of United States Antimony Corp. since 2022.

- Additionally, Mr. Hasara serves as Treasurer and Executive Board member of St. Patrick's Center, a large non for profit serving the homeless in St. Louis. Mr. Hasara has a bachelor's degree in Business Administration from the University of Notre Dame and a master's degree in Management from Johns Hopkins University.

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 LEGION PARTNERS

Legion Partners' Nominees who are ready to serve if the Court validates their nomination.

Henrik Jelert, age 58, is a global, customer-centric and strategic operational executive with substantial experience in business transformation and omnichannel experience, who led sustainable and significant growth and profitability expansion at Nestlé Waters.

- Mr. Jelert served as President & CEO of ReadyRefresh, Blue Triton Brands, Inc. from 2021 to 2022, after he helped lead a successful sale of Nestlé Waters North America ("NWNA") to One Rock Capital Partners and Metropoulos & Co. in 2021 in a $4.3 billion deal that rebranded the company as Blue Triton Brands, Inc. He directly led the sale of ReadyRefresh part of the sale, and its integration into the new PE organization.

- Prior to the sale, Mr. Jelert served as Executive VP of ReadyRefresh, NWNA from 2015 to 2021.

- In his roles leading ReadyRefresh, Mr. Jelert was responsible for growing the Direct-to-Consumer beverage delivery service that offers a diverse product portfolio directly to homes and businesses across the US, and led the transformation of Direct-to-Consumer business scale-up to become the #1 beverage delivery service in the US.

- Mr. Jelert led ReadyRefresh to achieve business Carbon Neutrality in 2020, marking the first Nestlé business globally to achieve the status. He also drove diversity and inclusivity as executive sponsor and ally of the Black Employee Association, #PrideAndDiversity.

- Mr. Jelert joined Nestlé in 2003 and held roles including Managing Director and General Manager spanning Western, Central and Eastern Europe. He was Regional Business Head for the Nestlé Waters Direct European Home and Office delivery business from 2008 to 2014 prior to joining NWNA in 2015. In 2014, he led the successful sale of Home and Office Delivery business in Europe to Eden Springs Group, which was subsequently acquired by Cott Corporation (now Primo Water).

- Mr. Jelert holds a BS in Financial Management and a Bachelor of Commerce in Business Administration, both from The Copenhagen Business School.

Lori Tauber Marcus, age 60, is an experienced board director, executive coach and Chief Marketing Officer with over 35 years of experience in consumer-facing industries focused on beverages.

- Ms. Marcus is the founder of Courtyard Connections, LLC, an advisory firm focused on marketing and leadership in consumer goods, retail, foodservice and consumer technology.

- Ms. Marcus spent the majority of her career with PepsiCo, Inc. ("PepsiCo") from 1987 to 2011 in marketing & general management positions of increasing responsibility, culminating in her appointment as Senior Vice President, Marketing Activation for PepsiCo Beverages North America.

- After PepsiCo, she served as SVP, CMO of The Children's Place, Inc., EVP, Chief Global Brand & Product Officer at Keurig Green Mountain, Inc., prior to its merger with Dr Pepper Snapple Group and Interim Global CMO, Peloton Interactive, Inc., prior to its initial public offering. Ms. Marcus also has significant board experience in public, private and not-for-profit companies. She presently sits on the boards of Fresh Del Monte Produce, Inc. and 24-Hour Fitness, Inc. She was formerly a board director at Phunware, Inc. from 2018 to 2011.

- Ms. Marcus previously served on the boards of privately-held companies, including Golub Corporation, DNA Diagnostics Center and Talalay Global. She is also a long-time board member of the Multiple Myeloma Research Foundation and serves as a board director for SHARE, a women's cancer support organization.

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 LEGION PARTNERS

- Ms. Marcus served for several years as the leader of the direct-to-patient workstream at Harvard Business School's Kraft Precision Medicine Accelerator. From 2017 to 2020, Ms. Marcus worked with the Harvard Business School's Kraft Precision Medicine Accelerator as Chair of Direct to Patient Initiative.

- In addition to her board work, Ms. Marcus serves as an executive coach with Crenshaw Associates in NYC, where she coaches Fortune 500 C-suite and high potential executives.

- Ms. Marcus earned her BS from the Wharton School of Business at the University of Pennsylvania.

For further details, please see the definitive proxy statement filed by Legion Partners with the Securities Exchange Commission at www.sec.gov and on the Company's profile on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain information included in this letter, contains forward-looking statements or forward-looking information within the meaning of applicable securities laws, including in respect of Legion Partners' and the Company's respective priorities, plans and strategies for the Company and the Company's anticipated financial and operating performance and business prospects. All statements and information, other than statements of historical fact, included or incorporated by reference in this letter are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that Legion Partners expects or anticipates may occur in the future. These forward-looking statements and information can be identified by the use of forward-looking words such as "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "will," "intend," or "continue" or similar words and expressions or the negative thereof. The projected results and statements included or incorporated by reference in this letter that are not historical facts are based on current expectations, speak only as of the date of this letter and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results, statements and other information.

Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements or information are reasonable as of the date of this letter, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements or information included or incorporated by reference in this letter will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included or incorporated by reference in this letter, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. As such, we caution readers of this letter not to place undue reliance on forward-looking statements and information contained herein. The Company's shareowners are cautioned that all forward-looking statements and information involve known and unknown risks and uncertainties, including those risks and uncertainties detailed in the continuous disclosure and other filings of the Company with the SEC and applicable Canadian securities commissions, copies of which are available on the SEC's web site at www.sec.gov and under the Company's profile on SEDAR at www.sedar.com. We urge you to carefully consider those factors.

The forward-looking statements and information contained in this letter are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this letter are made as of the date of this letter and Legion Partners will not undertake and specifically decline any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

VOTE FOR ALL OF LEGION PARTNERS NOMINEES ON THE WHITE UNIVERSAL PROXY CARD